Exhibit 2.6

AMENDMENT NO. 5

TO

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

This Amendment No. 5 (this “Amendment”) is made as of this __ day of March, 2009, to that certain Amended and Restated Agreement and Plan of Merger, dated as of May 19, 2008, as amended (as so amended, the “Merger Agreement”), by and between World Waste Technologies, Inc., a California corporation (“WWT”), on the one hand, and Vertex Holdings, L.P. (formerly Vertex Energy, L.P.), a Texas limited partnership (“Vertex LP”), Vertex Energy, Inc., a Nevada corporation (“Vertex Nevada”), Vertex Merger Sub, LLC, a California limited liability company and wholly owned subsidiary of Vertex Nevada (“Merger Sub”), and Benjamin P. Cowart, as agent (“Agent”) of the shareholders of Vertex Nevada, on the other hand.  WWT, Vertex LP, Vertex Nevada, Merger Sub and the Agent are collectively referred to herein as the “Parties”.  Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Merger Agreement.

WHEREAS, the Parties desire to make certain changes to the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual promises exchanged herein, the Parties agree as follows:

1. The definition of “Closing Balance,” as defined in Section 1.1 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

““Closing Balance” means at least $2.2 million, provided however that if and only if the Bridge Note, including all interest accrued thereon, is repaid in full prior to the Closing, then the term “Closing Balance” shall mean $4.6 million.”

2. Section 1.1 of the Merger Agreement is hereby amended by adding the definition of “Permitted Liabilities” to read in its entirety as follows:

““Permitted Liabilities” means up to $50,000 of liabilities which are documented.”

3. Section 2.4 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

 “Effect of the Merger.  At the Effective Time, in accordance with the CCC, the separate existence of WWT will cease and the Surviving Corporation shall succeed, without further action, to all the property, assets, rights, privileges, powers and franchises of every kind of the nature and description of Merger Sub and WWT. All debts, liabilities and duties of Merger Sub and WWT will become the debts, liabilities and duties of the Surviving Corporation. The Parties acknowledge that as a condition to the closing of the transactions contemplated hereby and in accordance with Section 5.6, all Liabilities of WWT (other than the Permitted Liabilities) shall, immediately prior to the Effective Time, be satisfied in full.  As of the Effective Time, the Surviving Corporation will be a single member limited liability company wholly owned by Vertex Nevada.”

4. Section 3.3(a) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

 “The authorized capital stock of Vertex Nevada as of the date of this Agreement consists of 750 million shares of Vertex Common Stock, and 50 million shares of Vertex Preferred Stock.  Immediately prior to the Effective Time (but prior to the issuance of the Merger Consideration), there will be (i) 61,770,000 shares of Vertex Common Stock, 0 shares of Vertex Series B Preferred Stock and 0 shares of Vertex Series A Preferred Stock, issued and outstanding, all of which shares shall be owned in the amounts and by the holders set forth on Section 3.1(c)-2 of the Vertex Disclosure Schedule; (ii) no shares of Vertex Common Stock held in the treasury of Vertex; (iii) 6,000,000 shares of Vertex Common Stock reserved for future issuance pursuant to the exercise of outstanding options; and (iv) a sufficient number of shares of Vertex Common Stock reserved for future issuance pursuant to the exercise of the Make-Whole Warrants and the WWT Options.  Except as described above, as of the Effective Time, there will be no shares of voting or non-voting capital stock, equity interests or other securities of Vertex Nevada authorized, issued, reserved for issuance or otherwise outstanding.”

5. Section 5.23 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

 “CMT Agreements.  The Parties shall negotiate in good faith such documentation as the Parties deem necessary to reflect the continuing relationship between Vertex LP and Vertex Nevada following the Effective Date (collectively, the “CMT Agreements”).”

6. Section 5.27 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Vertex Nevada Directors.  Promptly following the date hereof, the Agent shall notify WWT of the four individuals who will serve on the Board of Directors of Vertex Nevada as of the Closing as the appointees of Vertex LP, the initial sole shareholder of Vertex Nevada, and will provide WWT with background information regarding each such individual.  The Agent covenants that at least one of these individuals will be an Independent Director.”

7. Section 6.1(h) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“No Liabilities.  WWT shall have no Liabilities other than up to the “Permitted Liabilities.”

8. Section 8.1(b) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“By either of the Vertex Parties or WWT if the Closing does not occur on or before ________, 2009.”

9. Schedule 3.1(c) of the Merger Agreement is hereby amended in its entirety to remove any reference to Benjamin P. Cowart owning any shares of Vertex Series B Preferred Stock, as such term is defined in the Merger Agreement.

10. The Merger Agreement is amended to remove in its entirety “EXHIBIT E” to the Merger Agreement.

11. No Further Changes.   All other provisions of the Merger Agreement shall remain in full force and effect after the execution of this Amendment.

12. Texas Law Governs.  This Amendment shall be governed by and construed under the internal laws of the State of Texas.

IN WITNESS WHEREOF, the Parties hereto have duly executed this Amendment as of the day and year first above written.

World Waste Technologies, Inc., a California Corporation By: /s/ John Pimentel Name: John Pimentel Title:Chairman and CEO
Vertex Merger Sub, LLC, a California Limited Liability Company By: /s/ Benjamin P. Cowart Name: Benjamin P. Cowart Title: Manager
Vertex Energy, Inc., a Nevada corporation By: /s/ Benjamin P. Cowart Name: Benjamin P. Cowart Title: Chief Executive Officer
/s/ Benjamin P. Cowart Benjamin P. Cowart, individually
Vertex Energy LP, a Texas limited partnership By its General Partner, VTX, Inc. By: /s/ Benjamin P. Cowart Name: Benjamin P. Cowart Title: President